B2 HEALTH, INC.

7750 N. Union Blvd. Suite #201

Colorado Springs, CO 80920

December 22, 2009

VIA EDGAR

Lynn Dicker

Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-5010

Re:	B2 Health, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
File No. 0-52883

Dear Ms. Dicker:

        To expedite your review, please accept the following in response to the comments of the Commission dated November 19, 2009:

Comment 1:

We have evaluated our disclosure controls and procedures and have concluded, based on the results of the evaluation that the controls and procedures would be effective on a going forward basis.  However, those procedures have now been deemed ineffective as of September 30, 2008 due to our inability to file our annual report on a timely basis.  As such, we intend to modify our internal control report as of September 30, 2008 to reflect this assessment.

Comment 2:

Based on the evaluation as discussed above, upon your concurrence of the proposed language we intend to modify our internal control report by amendment to our Form 10-K for the fiscal year ended September 30, 2008 as follows:

ITEM 9A.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s Principal Executive and Financial Officer carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures for purposes of recording, processing, summarizing and timely reporting of material information required to be disclosed in reports that the Company files under the Securities Exchange Act of

1934 (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2008. In performing its assessment of the Company's internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, the Company's Principal Executive and Financial Officer concluded that due to management’s failure to file its report on Internal Control over Financial Reporting for the period covered by this report on a timely basis, the Company's disclosure controls and procedures were not effective as of September 30, 2008.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, B2 Health, Inc. ___/s/ John Quam___ John Quam, President

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